Via EDGAR Submission

October 21, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 5 to Draft Registration Statement on Form S-4

Supplemental Response Submitted April 5, 2024

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2024, regarding the Company’s Amendment No. 5 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on April 5, 2024 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 6 to the Draft Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 5 to Draft Registration Statement on Form S-4

1.

Please refer to prior comment 2. We have considered the information provided in your responses and calls. We object to your conclusion that DePalma I and DePalma II meet the fundamental characteristics of an Investment Company under ASC 946. Please restate your financial statements and related disclosures or tell us why a restatement is not required.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Amended Registration Statement to include the restated historical financial statements of both DePalma Acquisition I LLC and DePalma Acquisition II LLC in accordance with the Staff’s comment.

*  *   *  *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

2